UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-40238

NOTIFICATION OF LATE FILING	CUSIP NUMBER
4951X104

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Santech Holdings Limited

Full Name of Registrant

Hywin Holdings Ltd.

Former Name if Applicable

Level 15, AIA Central, No.1 Connaught Road Central

Address of Principal Executive Office (Street and Number)

Central, Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended June 30, 2024, Santech Holdings Limited (the “Company”) underwent a series of incidents and significant changes to its business focus. As the Company announced on December 14, 2023, redemption issues had been reported on certain asset-backed products previously distributed by the Company, and subsequently the Company exited its asset-backed product distribution business, as the Company announced on March 27, 2024. As further announced by the Company on June 28, 2024, the Company completely exited its wealth management and asset management businesses by terminating its VIE arrangements with Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”). As a result of such termination, Hywin Wealth Management ceased to be a consolidated entity of the Company as of June 28, 2024.

In addition, the Company also encountered significant personnel changes recently As the Company announced on September 17, 2024, Mr. Han Hongwei, the Chairman of the Board, and Madame Wang Dian, the Chief Executive Officer and a director of the Company, were detained by, and under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management. The Board has appointed Mr. Lawrence Wai Lok to the Board and the acting CEO of the Company, who is leading the Company in its organizational changes and will lead the Company’s strategic transformation going forward.

As a result of the foregoing, the Company has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Form 20-F”) within the prescribed time period without unreasonable effort and expense.

The Company is working diligently to complete the preparation and review of its financial statements in order to file its Form 20-F as soon as practicable; however, the Company does not currently anticipate that it will be able to file its Form 20-F within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Lawrence Lok	+852	2593 9309
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained in details in Part III above, the Company underwent a series of incidents and significant changes to its business focus, which significantly affected the results of operations for the fiscal year ended June 30, 2024, compared to the fiscal year ended June 30, 2023. Among others, the Company exited its asset-backed product distribution business on March 27, 2024, and subsequently completely exited its wealth management and asset management businesses by terminating its VIE arrangements with Hywin Wealth Management on June 28, 2024. As a result of such termination, Hywin Wealth Management ceased to be a consolidated entity of the Company as of June 28, 2024 and its financials during the reporting periods will be presented as discontinued operations.

While a reasonable estimate of the Registrant’s results of operations is not feasible at this time, the Registrant expects significant net loss during the fiscal year ended June 30, 2024 as compared to net income of approximately RMB120.3 million during the fiscal year ended June 30, 2023.

The estimate set out above is preliminary and subject to change as the Registrant is still in the process of completing its annual financial statement preparation.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Santech Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 31, 2024	By	/s/ Lawrence Lok
		Name:	Lawrence Lok
		Title:	Director, Acting CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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